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SEC FILE NUMBER
8-47089

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SLD America Equities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Washington Avenue, South
(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Duffy	(770)-618-3885	Matt.Duffy@resolutionlife.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matthew Duffy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SLD America Equities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA PUNTER
MY COMMISSION EXPIRES
JULY 31 2024
COBB COUNTY, GA
NOTARY PUBLIC

Signature: [signature]

Title:
Financial Operations Principle

[signature]
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2021

Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
SLD America Equities, Inc.
Minneapolis, MN 55401

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SLD America Equities, Inc. (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2022

We have served as the Company's auditor since 2021.

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	1,944,391
Receivable from affiliates		7,621
Accounts receivable, net of allowance of $14,881		12,697
Prepaid expenses		18,163
Other assets		1,575
Total assets	$	1,984,447
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	17,922
Total liabilities		17,922
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($1.00 par value; 250,000 shares authorized; 150,000 issued and outstanding)		150,000
Additional paid-in capital		2,031,967
Accumulated deficit		(215,442)
Total stockholder's equity		1,966,525
Total liabilities and stockholder's equity	$	1,984,447

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

The business of SLD America Equities, Inc. (the "Company"), is to serve as principal underwriter for affiliated and third party insurance companies issuing and administering variable life policies and variable annuity contracts funded by interests in separate accounts established by such companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a broker-dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable, to conduct business. The Company is a wholly-owned subsidiary of Security Life of Denver Insurance Company ("SLD" or "Parent").

On January 4, 2021, Resolution Life Colorado Inc., a Colorado corporation and a direct, wholly owned subsidiary of Resolution Life U.S. Holdings Inc., acquired Security Life of Denver Insurance Company, the Company's parent, from Voya Financial, Inc. as part of a larger transaction pursuant to which Resolution Life U.S. Holdings Inc. acquired substantially all of Voya Financial, Inc.'s individual life insurance and legacy annuities business. As a result of this transaction, the Company is now wholly owned, indirect subsidiary of Resolution Life Colorado Inc.

The Company's securities activities are limited to variable life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(1).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit with financial institutions.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue and Expense Recognition

Commission revenue and expense is recognized when the variable life policies and annuity contracts are issued, or when additional premiums are received on previously issued policies, which is the time at which they are earned. These are measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. Commissions represent revenue earned by the Company in its role as wholesale distributor of variable life and variable annuity products. For these products, the Company provides distribution services at a point in time and shareholder services over time. Commission revenue and expense may be recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. Commission revenue and expense may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Distribution fee revenue is recognized when Operating expenses are reimbursed to the Company by Resolution Life Services (US) Inc., an affiliate, as described in the Related Party Transactions footnote.

Commission receivables of $5,226 and $7,858 are included in Receivables from affiliates and Accounts receivable, respectively, on the Statement of Financial Condition as of December 31, 2021.

3. Income Taxes

Since all revenues and expenses of the Company are shared with related parties as described in Footnote 4, the Company reports no income; resulting in no tax expense, deferred tax assets or deferred tax liabilities.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, an affiliate of the Company. The Company received revenue from the affiliate through a distribution fee. Distribution fees receivables of $2,395 are included in Receivables from affiliates on the Statement of Financial Condition.

Operating expenses of the Company are incurred when allocated from Resolution Life Services (US) Inc. pursuant to an expense sharing agreement with affiliates.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by 401(k) employee benefit plans that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2021 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing

insurance and established reserves, if any, it is the opinion of management that the disposition of such lawsuits/ arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2021, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital would exceed 12 to 1.

As of December 31, 2021, the Company had net capital of $1,929,812, which was $1,924,812 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was .01 to 1.

8. Subsequent Events

Management has evaluated the possibility of subsequent events through the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

9. Risks and Uncertainties

The Company has not been materially impacted by the global outbreak of COVID-19. The extent to which COVID-19 could potentially impact the Company's business operations will depend on future developments, which are highly uncertain and cannot be predicted including the scope and duration of the pandemic, macroeconomic conditions, and actions taken by the governmental authorities in response to the pandemic.